Exhibit 99.1

CONTACT:
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telengana, India.	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)	INVESTOR RELATIONS KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)

Press Release

Dr. Reddy’s Laboratories Limited announces filing of Annual Report on Form 20-F

Hyderabad, India, June 18, 2015: Dr. Reddy’s Laboratories Limited (NYSE: RDY) today announced that its Annual Report on Form 20-F, containing its annual consolidated financial statements for the fiscal year ended 31 March, 2015 was filed with the United States Securities and Exchange Commission on June XX, 2015.

The Annual Report on Form 20-F is also available on Dr. Reddy’s website, www.drreddys.com and can be accessed by selecting ‘SEC filings’ under the ‘Investors’ Section. ADS holders may also obtain a hard copy of the Annual Report on Form 20-F at no cost, by sending a written request to the Company’s registered office or by sending an e-mail to shares@drreddys.com.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such